

NEWS RELEASE
NASDAQ: ELBM
TSX.V: ELBM

Electra Provides Notice of Second Quarter 2022 Results Conference Call and Webcast

Toronto, Ontario – (July 29, 2022) – **Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM)** ("Electra") will release its second quarter 2022 financial results after market close on August 11, 2022. Senior management will host a conference call and webcast on August 12, 2022 at 10:00 am ET to review Electra's second quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1-800-319-4610
- International dial-in number: 1-604-638-5340
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America's only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra's refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.electrabmc.com.

Contact:
Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891